As filed with the Securities and Exchange Commission on August 20, 2001

_____
Registration Number 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____

ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	41-0129150
(State of incorporation)	(I.R.S. Employer Identification Number)

4666 Faries Parkway
Decatur, Illinois 62526
(Address of principal executive offices)

ADM DEFERRED COMPENSATION PLAN
FOR SELECTED MANAGEMENT EMPLOYEES
(Full title of the plan)

David J. Smith
Vice President, Secretary and General Counsel
Archer-Daniels-Midland Company
4666 Faries Parkway
Decatur, Illinois 62526
(Name, address and telephone number of agent for service)

_____

Calculation of Registration Fee

Title of Securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of Registration fee
Deferred Compensation Obligations (1)	$3,000,000	100%	$3,000,000	$750.00

(1)   Obligations under the Deferred Compensation Plan for Selected Management Employees (the "Plan") are unsecured obligations of Archer-Daniels-Midland Company to pay in the future the balance of vested deferred compensation accounts, the value of which has been adjusted to reflect the performance of the selected benchmark investment funds in accordance with the terms of the Plan.

(2)   Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h) under the Securities Act.

Part II - Information Required in the Registration Statement

Item 3. Incorporation of Documents by Reference

The following documents filed with the Securities and Exchange Commission (the "Commission") by Archer-Daniels-Midland Company (the "Company") are incorporated in this Registration Statement by reference:

(1)   The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2000; and

(2)   All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") since June 30, 2000.

All reports and other documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in and to be a part of this Registration Statement from the date of filing of such documents.

Any statement contained in a document incorporated by reference herein shall be modified or superseded for purposes of this Registration Statement if it is modified or superseded by a statement in a document which is also incorporated in this Registration Statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities

The Company's Deferred Compensation Plan for Selected Management Employees (the "Plan") permits certain eligible executives of the Company and certain of its subsidiaries to annually defer between 5% and 75% of their salary and have the amount deferred credited by book entry to deferred compensation accounts. The Plan also provides that Company matching credits will be made to a participant's account under the Plan if and to the extent the participant's employer matching contributions under the applicable Company Employee Stock Ownership Plan are reduced because of a reduction in the participant's salary resulting from participation in the Plan. Each participant must allocate amounts credited to his or her deferred compensation account among various benchmark investment funds approved by the Plan Administrator. The balance in each deferred compensation account is adjusted daily to reflect the investment experience of the selected investment funds, as if amounts credited to the account had actually been invested in the investment funds. Participants have no ownership interest in any investment fund.

The obligations of the Company under the Plan (the "Obligations") are unsecured general obligations to pay in the future the balance of vested deferred compensation accounts, the value of which have been adjusted to reflect the performance of the selected benchmark investment funds in accordance with the terms of the Plan. The Obligations will rank without preference with other unsecured and unsubordinated indebtedness of the Company outstanding from time to time, and are therefore subject to the risks of the Company's insolvency. Obligations cannot be transferred in any way by a participant except by a designation of a beneficiary under the Plan or to the personal representative, executor or administrator of the participant's estate. The Obligations are not convertible into any security of the Company.

The portion of the Obligations attributable to salary deferrals are generally payable to a participant upon his or her retirement or other termination of employment, or upon a specified date (which must be at least two years after the date of the deferral), as the participant may elect. The portion of the Obligations attributable to Company matching credits are generally payable upon the participant's retirement or other termination of employment. Obligations payable upon retirement may be paid in a lump sum, in monthly installments over a 2 to 20 year period, or in some combination of the two, as the participant may elect. Obligations payable at a specified date may be paid in a lump sum or in up to 4 annual installments, as the participant may elect. Obligations payable upon an earlier termination of employment are paid in a lump sum. Under certain circumstances and potentially subject to certain penalties, participants may accelerate distributions out of deferred compensation accounts.

The Company has established a trust to fund benefits payable under the Plan, but is under no obligation to fund the trust (and may revoke the trust) until a "change in control" or a "potential change in control" (as the terms are defined in the Plan) of the Company occurs. If there is a change in control or a potential change in control of the Company, the Company is required to contribute to the trust an amount equal to the then current balance of all deferred compensation accounts under the Plan. Any assets held by the trust are subject to the claims of creditors of the Company or of its participating subsidiaries.

The Company may amend or terminate the Plan at any time, except that for 24 months following a change in control of the Company, any amendment or termination must be approved by a majority of affected Plan participants. No amendment or termination may reduce a participant's vested account balance.

Item 5. Interests of Named Experts and Counsel

David J. Smith, Vice President, Secretary and General Counsel of the Company, has given his opinion about certain legal matters affecting the Obligations registered under this Registration Statement. Mr. Smith is eligible to participate in the Plan.

Item 6. Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee or agent of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement of the action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if the person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, the person is entitled to indemnity for such Expenses as the court deems proper. Delaware law also provides for mandatory indemnification of any director or officer against Expenses to the extent such person has been successful in any proceeding covered by the statute.

Delaware law also permits (i) corporations to include a provision in their certificates of incorporation limiting or eliminating the personal liability of a director to a corporation or its stockholders, under certain circumstances, for monetary damages or breach of fiduciary duty as a director and (ii) the general authorization of advancement of a director's or officer's litigation expenses, including by means of a mandatory charter or bylaw provision to that effect, in lieu of requiring the authorization of such advancement by the board of directors in specific cases. In addition, Delaware law provides that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

Article Fourteenth of the Company's Certificate of Incorporation and Article VI of its Bylaws provide for the broad indemnification of the Company's officers and directors and limit the personal monetary liability of the Company's directors to the fullest extent permitted by Delaware law. The Company has also entered into indemnification contracts with certain of its directors and officers and maintains insurance coverage relating to certain liabilities of its directors and officers.

Item 7. Exemption from Registration Claimed

Not applicable.

Item 8. Exhibits

The following is a complete list of Exhibits filed or incorporated by reference as part of this Registration Statement:

Exhibit	Description
4.1	Composite Certificate of Incorporation, as amended, of the Company (incorporated by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1999, filed September 22, 1999).
4.2	Bylaws, as amended and restated, of the Company (incorporated by reference to Exhibit 3(ii) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed May 12, 2000).
4.3	Deferred Compensation Plan for Selected Management Employees.
5.1	Opinion and consent of David J. Smith.
23.1	Consent of David J. Smith (included in Exhibit 5.1).
23.2	Consent of Ernst & Young LLP.
24	Powers of Attorney.

Item 9. Undertakings

(a) The Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Decatur, State of Illinois, on August 20, 2001.

ARCHER-DANIELS-MIDLAND COMPANY

By: /s/ David J. Smith_____
David J. Smith
Vice President, Secretary and General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 20, 2001.

G. Allen Andreas, Jr.*
G. Allen Andreas, Jr.
Chairman and Chief Executive Officer
(Principal Executive Officer)

/s/ Douglas J. Schmalz
Douglas J. Schmalz
Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ Steven R. Mills
Steven R. Mills
Vice President and Controller
(Principal Accounting Officer)

Signature	Title
Dwayne O. Andreas*	Chairman Emeritus of the Board of Directors
John R. Block*	Director
Richard R. Burt*	Director
Mollie Hale Carter*	Director
Herman de Boon*	Director
F. Ross Johnson*	Director
David J. Mimran*	Director
M. Brian Mulroney*	Director
Robert S. Strauss*	Director
J.K. Vanier*	Director
O.G. Webb*	Director
Andrew Young*	Director

* David J. Smith, by signing his name hereto, does hereby sign this document on behalf of each of the above named officers and directors of the Registrant pursuant to powers of attorney duly executed by each person.

By: /s/ David J. Smith
David J. Smith
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description	Method of Filing
4.1	Composite Certificate of Incorporation, as amended, of the Company	IBR
4.2	Bylaws, as amended and restated, of the Company	IBR
4.3	Deferred Compensation Plan.	E
5.1	Opinion and consent of David J. Smith.	E
23.1	Consent of David J. Smith (included in Exhibit 5.1).	
23.2	Consent of Ernst & Young LLP.	E
24	Powers of Attorney.	E

Legend: E = Electronic Filing
          IBR = Incorporated by Reference

EXHIBIT 4.3



ADM
DEFERRED COMPENSATION PLAN
FOR
SELECTED MANAGEMENT EMPLOYEES

(As Adopted Effective September 1, 2001)

TABLE OF CONTENTS

ADM
DEFERRED COMPENSATION PLAN
FOR
SELECTED MANAGEMENT EMPLOYEES

ARTICLE I

INTRODUCTION

1.1 **PLAN; PURPOSE.** The **ADM DEFERRED COMPENSATION PLAN FOR SELECTED MANAGEMENT EMPLOYEES** is sponsored by the Company to attract high quality executives and to provide eligible executives with an opportunity to save on a pre-tax basis and accumulate tax-deferred earnings to achieve their financial goals.

1.2 **NON-QUALIFIED "TOP-HAT" PLAN.** The Plan is a "top-hat" plan – that is, an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of ERISA Sections 201(2), 301(a)(3) and 401(a)(1), and therefore is exempt from Parts 2, 3 and 4 of Title I of ERISA.

1.3 **PLAN DOCUMENT.** The Plan document consists of this document, any appendix to this document and any document that is expressly incorporated by reference into this document.

1.4 **EFFECTIVE DATE OF DOCUMENT.** The Plan (as stated in this document) is effective September 1, 2001.

ARTICLE II

DEFINITIONS AND CONSTRUCTION

2.1 **DEFINITIONS.**

2.1.1 "Account" means the account established for a Participant pursuant to Article IV.

2.1.2 "Administrator" means the Company.

2.1.3 "Affiliate" means any corporation that is a member of the same controlled group as the Company as defined in Code Section 414(b) or any business entity that is under common control with the Company as defined in Code Section 414(c).

2.1.4 "Base Salary" means an individual's base salary from the Company and its Affiliates, excluding incentives and bonuses and other non-regular forms of compensation, before reductions for contributions to or deferrals under any pension, deferred compensation or employee benefit plans sponsored by the Company or Affiliate. "Annualized Base Salary" means Base Salary expressed on an annual basis.

2.1.5 "Beneficiary" means a person or persons designated as such pursuant to Sec. 8.2

2.1.6 "Change in Control" means either:

(a)   A person other than the Company or a subsidiary of the Company acquires beneficial ownership, directly or indirectly, of thirty-percent (30%) or more of the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors ("Voting Securities"), provided that the following will not constitute a Change in Control under this subsection (a):

   (i)   Any acquisition directly from the Company;

   (ii)   Any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or one or more of its subsidiaries;

   (iii)   Any acquisition by any corporation with respect to which, immediately following such acquisition, more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the persons who were the beneficial owners, respectively, of the outstanding Company common stock and Voting Securities immediately prior to such acquisition in substantially the same proportions as their ownership, immediately prior to such acquisition, of the outstanding Company common stock and Voting Securities, as the case may be;

(b)   Approval by the stockholders of the Company of (i) the complete dissolution or liquidation of the Company, or (ii) the sale or other disposition of all or substantially all of the assets of the Company (in one or a series of transactions), other than to a corporation with respect to which, immediately following such sale or other disposition, more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the persons who were the beneficial owners, respectively, of the outstanding Company common stock and Voting Securities immediately prior to such sale or other disposition in substantially the same proportions as their ownership, immediately prior to such sale or other disposition, of the outstanding Company common stock and Voting Securities, as the case may be;

(c)   Approval by the stockholders of the Company of a reorganization, merger or consolidation of the Company (other than a merger or consolidation with a subsidiary of the Company) or a statutory exchange of outstanding Voting Securities of the Company, unless immediately following such reorganization, merger, consolidation or exchange, all or substantially all of the persons who were the beneficial owners, respectively, of the outstanding Company common stock and Voting Securities immediately prior to such reorganization, merger, consolidation or exchange beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger, consolidation or exchange in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, consolidation or exchange, of the outstanding Company common stock and Voting Securities, as the case may be; or

(d)   A majority of the members of the Board of Directors of the Company are not Continuing Directors. For purposes of this subsection (d), "Continuing Directors" shall mean:

      (i)   Individuals who, on the effective date of this Plan as provided in Section 1.4, are directors of the Company,

      (ii)   Individuals elected as directors of the Company subsequent to the effective date of this Plan for whose election proxies have been solicited by the Board of Directors of the Company, or

      iii)   Any individual elected or appointed by the Board of Directors of the Company to fill a vacancy on the Board of Directors of the Company caused by death or resignation (but not by removal) or to fill a newly created directorship.

For purposes of this definition, a "person" means a person within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), "beneficial ownership" means beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act, and "subsidiary" of the Company means any entity of which securities or other ownership interests having general voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Company.

2.1.7   "Code" means the Internal Revenue Code of 1986, as amended.

2.1.8   "Company" means Archer Daniels Midland Company and its successor and assigns.

2.1.9   "Company Match Credit" means the credit to the Account of a Participant pursuant to Section 3.3

2.1.10   "Disability" means eligibility to receive benefits under the Company's Long Term Disability Plan as in effect at the time of such Disability.

2.1.11   "Earnings Credit" means the gains and losses credited on the balance of an Account based on the choice made by the Participant (or Beneficiary after the death of the Participant) among the investment options made available by the Administrator.

2.1.12   "Eligible Executive" means an executive of the Company or a Participating Affiliate:

(a)   Who is compensated on a salary basis;

(b)   Who is selected by the Company to be eligible to participate in the Plan; and

(c)   Whose Annualized Base Salary exceeds $175,000.

2.1.13   "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

2.1.14   "Financial Hardship" means a sudden and unexpected illness or accident of the Participant or his/her dependent's (as defined in Code Section 152(a)), property casualty loss to the Participant, or other similar extraordinary and unforeseeable circumstances of the Participant arising as a result of events beyond the control of the Participant, which is not covered by insurance and may not be relieved by the liquidation of other assets provided that such liquidation would not cause a Financial Hardship, and which is determined to qualify as a Financial Hardship by the Administrator.

Cash needs arising from foreseeable events such as the purchase of a residence or education expenses for children will not, alone, be considered a Financial Hardship.

2.1.15 "Financial Hardship Withdrawal" means the distribution elected by the Participant pursuant to Section 6.3.

2.1.16 "Funding Event" means a Change in Control or a Potential Change in Control.

2.1.17 "Participant" means an executive who is enrolled in the Plan, or a current or former executive who is not enrolled but who has a balance remaining in his/her Account under the Plan. "Active Participant" means an executive who is enrolled in the Plan.

2.1.18 "Participating Affiliate" means any Affiliate (while it is such) which employs one or more Eligible Executives.

2.1.19 "Plan Year" means the calendar year, except that the first Plan Year will begin September 1, 2001 and end December 31, 2001.

2.1.20 "Potential Change in Control" means any of the following:

(a)   The commencement by any person of a tender or exchange offer or a proxy contest that would ultimately result in a Change in Control described in Sections 2.1.6(a) or (d).

(b)   The execution of a letter of intent, agreement in principle or definitive agreement by the Company that would ultimately result in a Change in Control.

(c)   The public announcement by any person of such person's intent to take or consider taking actions which, if consummated, would result in a Change in Control.

(d)   The adoption by the Board of Directors of the Company of a resolution to the effect that a Change in Control is imminent for purposes of this Plan.

If 1/3rd of the Participants, separately or together, provide a written statement to the Company that, in their good faith opinion, a Potential Change in Control has occurred, then a Potential Change in Control will be deemed to have occurred for purposes of this Plan unless the Company, within ten business days after such statement has been received from the Participants provides the Participants with an opinion of a nationally or regionally recognized law firm that a Potential Change in Control has not occurred for purposes of the Plan.

For purposes of this definition, a "person" means a person within the meaning of Sections 13(d) and 14(d) of the Exchange Act.

2.1.21 "Retirement" means Termination of Employment on or after the date on which the Participant:

(a)   Attains age sixty-five (65) (referred to as "Normal Retirement"); or

(b) Has both attained age fifty-five (55) and completed at least five (5) Years of Service (referred to as "Early Retirement").

2.1.22 "Scheduled Withdrawal" means the distribution elected by the Participant pursuant to Section 6.1

2.1.23 "Termination of Employment" means resignation, discharge, retirement, death or the happening of any other event or circumstance that results in the severance of the employer-employee relationship with the Company and all Affiliates. A Termination of Employment will not be deemed to have occurred upon the occurrence of a Disability until the Participant:

(a) Ceases to be eligible for benefits under the Company's Long-Term Disability Plan (and assuming he/she does not then return to active employment with the Company or an Affiliate); or

(b) Satisfies the requirements for Retirement.

However, notwithstanding the above, in the case of a Disability the Administrator may, in its sole discretion, deem a Termination of Employment to have occurred prior to the applicable date in (a) or (b), above, and thus allow for the commencement of benefits to the Participant.

2.1.24 "Trustee" means the trustee of the trust established pursuant to Section 9.2.

2.1.25 "Unscheduled Withdrawal" means a distribution elected by the Participant pursuant to Section 6.2.

2.1.26 "Valuation Date" means each day on which trading occurs on the New York Stock Exchange.

2.1.27 "Withdrawal Penalty" means the ten percent (10%) penalty deducted from an Account as a result of an Unscheduled Withdrawal, or as a result of a change in the form of distribution within thirteen (13) months prior to Termination of Employment.

2.1.28 "Years of Service" means the cumulative consecutive years of continuous full-time employment with the Company or an Affiliate (while it is such), beginning on the date the Participant first began service with the Company or an Affiliate (while it is such), and counting each anniversary thereof.

2.2 **CHOICE OF LAW.** The Plan will be governed by the laws of the State of Illinois to the extent that such laws are not preempted by the laws of the United States. All controversies, disputes, and claims arising hereunder must be submitted to the United States District Court for the Central District of Illinois.

ARTICLE III

PARTICIPATION AND CONTRIBUTION CREDITS

3.1   PARTICIPATION.

3.1.1   <u>Selection by Board of Directors</u>. The Company will select the executives of the Company and Participating Affiliates who will be eligible to participate in the Plan from among those whose Annualized Base Salary exceeds $175,000.

3.1.2   <u>Enrollment</u>. An Eligible Executive will be allowed to enroll in the Plan as of the first day of the month that coincides with or next follows the date thirty (30) days after he/she is notified of eligibility for the Plan. Thereafter, an Eligible Executive may elect to enroll for a Plan Year during the enrollment period established by the Administrator for such Plan Year, which enrollment period will be a period of at least thirty (30) days that precedes the start of the Plan Year.

Enrollment must be made in such manner and in accordance with such rules as may be prescribed for this purpose by the Administrator (including by means of a voice response or other electronic system under circumstances authorized by the Administrator).

3.1.3   <u>End of Eligibility</u>. An Eligible Employee may continue to participate in the Plan for so long as the Plan remains in effect and he/she remains an Eligible Employee.

3.2   ELECTIVE DEFERRAL CREDITS.

3.2.1   <u>Elective Deferral Credits</u>. Elective Deferral Credits will be made for each payroll period on behalf of each Active Participant who has enrolled in the Plan and who thereby elects to have his/her Base Salary reduced in order to receive Elective Deferral Credits. The Elective Deferral Credits for a payroll period will be given on or as soon as administratively practicable after the payroll date for such payroll period in an amount equal the amount of the reduction in Base Salary.

An Eligible Executive may elect to reduce his/her Base Salary for a payroll period by any whole percent, but not less than five percent (5%) or more than seventy-five percent (75%). An election (or the modification or revocation of an election) must be made in such manner and in accordance with such rules as may be prescribed for this purpose by the Administrator (including by means of a voice response or other electronic system under circumstances authorized by the Administrator). An election must be made as part of enrollment described in Section 3.1.2. and must specify the Subaccount(s) to which the Elective Deferrals are to be credited pursuant to Section 4.1.1.

3.2.2   <u>Elections are Irrevocable</u>. An election will apply solely with respect to the given Plan Year – that is, an election will not automatically be carried over and applied to the next Plan Year. An election will be irrevocable throughout the Plan Year; except that:

(a)   Elective Deferrals will automatically stop during the Plan Year:

(i)   If the Participant receives a hardship withdrawal prior to age 59½ from his/her Before-Tax Contribution Account under the ADM 401(k) Plan for Salaried Employees;

(ii)   If the Participant receives an Unscheduled Withdrawal or Financial Hardship Withdrawal;

(iii)   Upon the occurrence of a Disability.

(iv)   Upon Termination of Employment.

(b)   The Administrator may, in its sole discretion, allow a Participant to reduce or stop his/her Elective Deferrals during the Plan as necessary to alleviate a Financial Hardship.

3.2.3   Limits. The Administrator may, in its sole discretion, limit the minimum or maximum amount of Elective Deferrals that are allowed under the Plan by any Participant or any group of Participants.

3.3   **COMPANY MATCHING CREDITS.** Company Matching Credits will be made for each Plan Year on behalf of each Participant who receives Elective Deferrals Credits for such Plan Year, who has made the maximum permissible elective deferrals under the ADM 401(k) Plan for Salaried Employees, and whose employer matching contributions under the ADM Employee Stock Ownership Plan for Salaried Employees ("Salaried ESOP") are reduced because of the reduction in Base Pay resulting from an election under this Plan. The Company Matching Credits for a Plan Year will be given on or as soon as administratively practicable after the first business day of the next Plan Year in an amount equal to the difference between the amount of the employer matching contributions that would have been made under the Salaried ESOP if his/her Base Pay had not been reduced as a result of the election under this Plan (disregarding the impact such additional matching contributions would have had on the nondiscrimination test under Code Section 401(m)), and the actual amount of employer matching contributions made under the Salaried ESOP for the Plan Year.

ARTICLE IV

ACCOUNTS AND INVESTMENT ADJUSTMENTS

4.1   **ACCOUNTS.**

4.1.1   Types of Subaccounts. The following Subaccounts will be maintained under the Plan as part of the Account of each Participant:

(a)   "Subaccount A – Retirement Subaccount" to reflect Elective Deferral Credits which the Participant directs be credited to this Subaccount.

(b)   "Subaccount B – Scheduled Withdrawal Subaccount" to reflect Elective Deferral Credits which the Participant directs be credited to this Subaccount.

(c)   "Subaccount C – Scheduled Withdrawal Subaccount" to reflect Elective Deferral Credits which the Participant directs be credited to this Subaccount.

(d)   "Subaccount D – Company Contribution Subaccount" to reflect Company Matching Credits.

Additional Subaccounts may also be maintained if considered appropriate by the Administrator in the administration of the Plan.

4.1.2   Balance of Accounts. A Subaccount will have a cash balance expressed in United States Dollars.

4.1.3   Accounts for Bookkeeping Only. Accounts and Subaccounts are for bookkeeping purposes only and the maintenance of Accounts and Subaccounts will not require any segregation of assets of the Company or any Participating Affiliate. Except as provided in Section 9.2, neither the Company nor any Participating Affiliate will have any obligation whatsoever to set aside funds for the Plan or for the benefit of any Participant or Beneficiary, and no Participant or Beneficiary will have any rights to any amounts that may be set aside other than the rights of an unsecured general creditor of the Company or Participating Affiliate that employs (or employed) the Participant.

4.2   VALUATION OF ACCOUNTS.

4.2.1   Daily Adjustments. Accounts will be adjusted from time to time as follows:

(a)   Elective Deferral and Company Matching Credits. Elective Deferral Credits and Company Matching Credits will be added to the balance of the appropriate Subaccount as of the dates specified in Sections 3.2 and 3.3.

(b)   Earnings Credits. Earnings Credits will be added to (or subtracted) from the balance of the Subaccount as of each Valuation Date as provided in Section 4.3.

(e)   Withdrawals and Distributions. The withdrawals and distributions made from a Subaccount will be subtracted from the balance of the Subaccount as of the date the withdrawal or distribution is made from the Plan.

4.2.2   Processing Transactions Involving Accounts. Accounts shall be adjusted to reflect Elective Deferral Credits, Company Matching Credits, Earnings Credits, distributions and other transactions as provided in Section 4.2.1. However, all information necessary to properly reflect a given transaction in an Account may not be immediately available, in which case the transaction will be reflected in the Account when such information is received and processed. Further, the Administrator reserves the right to delay the processing of any Elective Deferral Credit, Company Matching Credit, Earnings Credit, distribution or other transaction for any legitimate business reason (including, but not limited to, failure of systems or computer programs, failure of the means of the transmission of data, force majeure, the failure of a service provider to timely receive net asset values or prices, or to correct for its errors or omissions or the errors or omissions of any service provider).

4.3   EARNINGS CREDITS.

4.3.1   Adjustment to Reflect Earnings Credits. Accounts will be adjusted (increased or decreased) as of each Valuation Date to reflect Earnings Credits as determined under Section 4.3.2.

4.3.2   Earnings Credits. The Administrator will establish a procedure by which a Participant (or Beneficiary following the death of a Participant) may elect to have his/her Earnings Credits determined based the performance of one or more investment options deemed to be available under the Plan. The Administrator, in its sole discretion, will determine the investment options that will be available as benchmarks for determining the Earnings Credit, which may include mutual funds, common or commingled investment funds or any other investment option deemed appropriate by the Administrator. The Administrator may at any time and from time to time add to or remove from the investment options deemed to be available under the Plan.

A Participant (or Beneficiary following the death of the Participant) will be allowed on a hypothetical basis to direct the investment of his/her Account among the investment options available under the Plan. Hypothetical investment directions may be given with such frequency as is deemed appropriate by the Administrator, and must be made in such percentage or dollar increments, in such manner and in accordance with such rules as may be prescribed for this purpose by the Administrator (including by means of a voice response or other electronic system under circumstances so authorized by the Administrator). If an investment option has a loss, the Earnings Credit attributable to such investment option will serve to reduce the Account; similarly, if an investment option has a gain, the Earnings Credit attributable to such investment option will serve to increase the Account. If the Participant fails to elect an investment option, the Earnings Credit will be based on a money market investment option or such other investment option as may be selected for this purpose by the Administrator.

4.3.3   <u>Hypothetical Investments</u>. All investment directions of a Participant or Beneficiary will be on a "hypothetical" basis for the sole purpose of establishing the Earnings Credit for his/her Account – that is, the Account will be adjusted for Earnings Credits as if the Account were invested pursuant to the investment directions of the Participant or Beneficiary, but actual investments need not be made pursuant to such directions. However, the Administrator, in its sole discretion and without any obligation, may direct that investments be made per the investment directions of Participants and Beneficiaries in order to hedge the liability of the Company and Participating Affiliates.

4.4   <u>STATEMENTS</u>. The Administrator may cause benefit statements to be issued from time to time advising Participants and Beneficiaries of the status of their Accounts, but it is not required to issue benefit statements and the issuance of such benefit statements (and any errors that may be reflected on benefit statements) will not in any way alter or affect the rights of Participants with respect to the Plan.

ARTICLE V

VESTING

A Participant at all times will have a fully vested interest in his/her Account under the Plan.

ARTICLE VI

WITHDRAWALS WHILE EMPLOYED

6.1   <u>SCHEDULED WITHDRAWALS</u>

6.1.1   <u>Scheduled Withdrawal Subaccounts</u>. A Participant may direct that up to two Scheduled Withdrawal Subaccounts – Accounts B and C – be maintained under the Plan. When a Participant directs that a Scheduled Withdrawal Account be established, he/she also must select:

(a)   The Plan Year during which distribution is to be made (or distributions are to commence) with respect to such Subaccount, provided that such Plan Year must not be before the third (3rd) Plan Year following the enrollment period in which the Participant directs that the Scheduled Withdrawal Subaccount be established under the Plan; and

(b) The distribution method with respect to each such Subaccount, which may be either a lump-sum or annual installments over a period that does not exceed four (4) years.

An election as to the time and method of distribution from a Scheduled Withdrawal Subaccount will be irrevocable. For so long as a Participant has two Scheduled Withdrawal Subaccounts, he/she may not elect to establish another until full distribution has been made from a Scheduled Withdrawal Subaccount.

6.1.2 <u>Scheduled Withdrawal Election Procedures</u>. A election to establish a Scheduled Withdrawal Account must be made in such manner and in accordance with such rules as may be prescribed for this purpose by the Administrator (including by means of a voice response or other electronic system under circumstances authorized by the Administrator).

A Participant may direct that Elective Deferrals Credits be added to a Scheduled Withdrawal Account and may change such election during any annual enrollment period. Such an election will be irrevocable for the Plan Year. Elective Deferral Credits cannot, however, be added to a Scheduled Withdrawal Account in the Plan Year in which distribution is to be made (or distributions are to start) from a Scheduled Withdrawal Account.

6.1.3 <u>Scheduled Withdrawals</u>. Distributions will be made to the Participant from a Scheduled Withdrawal Subaccount at the time and in the manner selected by the Participant with respect to such Subaccount. Payments will start no later than the last day of January of the Plan Year selected by the Participant unless preceded by Termination of Employment. In the event of Termination of Employment for any reason prior to completion of all payments elected with respect to a Scheduled Withdrawal Subaccount, the balance of the Scheduled Withdrawal Subaccount will be paid in the form provided in Article VII. In the event such Termination of Employment is as a result of the Participant's death, the Scheduled Withdrawal will be paid as provided Article VIII.

6.2 **Unscheduled Withdrawals.**

6.2.1 <u>Unscheduled Withdrawals</u>. A Participant may make an Unscheduled Withdrawal at any time of an amount not less than twenty-five percent (25%) of the balance of his/her Account. Such withdrawal will be paid as soon as administratively practicable after the withdrawal request is received by the Administrator.

A Participant may make only one Unscheduled Withdrawal in any Plan Year. If a Participant elects to make an Unscheduled Withdrawal of seventy-five percent (75%) or more of the balance of the Account, he/she will be deemed to have elected to receive the entire balance of the Account.

The Elective Deferrals of the Participant will automatically stop in the event of an Unscheduled Withdrawal, and the Participant will not be allowed to again enroll until the first day of the second Plan Year following the date of the Unscheduled Withdrawal.

6.2.2   Withdrawal Penalty. A Withdrawal Penalty will be permanently deducted from the balance of the Account in the event of an Unscheduled Withdrawal. The Withdrawal Penalty will be in an amount equal to:

(a)   Five percent (5%) of the amount of the withdrawal if the withdrawal occurs within twenty-four (24) months following a Change in Control; or

(b)   Otherwise, ten percent (10%) of the amount of the withdrawal.

An Unscheduled Withdrawal and Withdrawal Penalty will be deemed to have been drawn on a pro-rata basis from the various investments of the Account.

6.3   FINANCIAL HARDSHIP WITHDRAWAL. A Participant may make a Financial Hardship Withdrawal from his/her Account in the event of a Financial Hardship.   Such withdrawal will be paid as soon as administratively practicable after the withdrawal request is received and the Administrator, in its sole discretion, has determined that the Participant has a Financial Hardship.

The Elective Deferrals of the Participant will automatically stop in the event of a Financial Hardship Withdrawal, and the Participant will not be allowed to again enroll until the first day of the second Plan Year following the date of the Financial Hardship Withdrawal.

ARTICLE VII

DISTRIBUTIONS AFTER TERMINATION

7.1   BENEFIT ON TERMINATION OF EMPLOYMENT. A Participant will be eligible to receive a distribution of the full balance of his/her Account following his/her Termination of Employment in accordance with the terms of this Article.

7.2   TIME AND FORM OF DISTRIBUTION.

7.2.1   Time of Distribution. A distribution will be made (or installment distributions will commence if available and elected) as soon as administratively practicable after either of the following dates as elected by the Participant:

(a)   Termination of Employment; or

(b)   January 1st next following Termination of Employment.

7.2.2   Form of Distribution. A distribution will be made in the following form:

(a)   Retirements. In the case of Retirement, a distribution will be made in either of the following forms as elected by the Participant:

(1)   A single-sum distribution of the full balance of his/her Account; or

(2)   A series of monthly installments over a period of two (2) to twenty (20) years as elected by the Participant. Each monthly installment will equal one-twelfth $(1/12^{th})$ of an annual amount determined by dividing the balance of the Account as of the last day of the Plan Year prior to the Plan Year in which the installment is to be paid by the number of years remaining in the installment period elected by the Participant.

The Account will continue to be adjusted for Earnings Credits during the installment payout period; thus, if the balance in the Account as of the last scheduled monthly payment exceeds the scheduled monthly payment because of positive Earnings Credits, the full balance of the Account will be paid to the Participant, and if the balance of the Account is not sufficient to pay all scheduled monthly payments because of negative Earnings Credits, the number of monthly payments (and the amount of the final monthly payment) will be reduced accordingly. However, with respect to the final year of the installment payout period, the Administrator in its sole discretion may direct that full payment of the balance of the Account be made to the Participant in lieu of continued installment payments from the Plan.

(3)   A combination of (1) and (2).

(b)   <u>Other Terminations</u>. In the case of a Termination of Employment other than Retirement, a distribution will be in the form of a single-sum distribution of the full balance of his/her Account. However, the Administrator may, in its sole discretion, elect to make a distribution in the form of annual installments over a period of up to three (3) years.

7.2.3   <u>Distribution Election Procedures</u>. A distribution election as to time and form must be made in such manner and in accordance with such rules as may be prescribed for this purpose by the Administrator (including by means of a voice response or other electronic system under circumstances authorized by the Administrator).

A distribution election will be effective only if it is received by the Administrator at least thirteen (13) months prior to Termination of Employment. However, a Participant may elect to have a distribution election take effect less than thirteen (13) months prior to Termination of Employment subject to a Withdrawal Penalty of ten percent (10%) of the pre-penalty balance of his/her Account.

7.2.4   <u>Default Elections</u>. If a Participant fails to file a timely election as to the time of distribution, the distribution will be made as soon as administratively practicable after Termination of Employment. If a Participant fails to file a timely election as to the form of distribution in the event of a Retirement, the distribution will be made in a series of annual or monthly installments, at the discretion of the Administrator, over a period of ten (10) years.

7.3   **CASH-OUT OF SMALL ACCOUNTS.** Notwithstanding any contrary provision, if the balance of a Participant's Account does not exceed one-hundred thousand dollars ($100,000) at Termination of Employment, the Administrator may, in its sole discretion, elect to pay the full balance of the Account to the Participant is full settlement of all benefits due under the Plan.

7.4 **VALUATION OF ACCOUNTS FOLLOWING TERMINATION OF EMPLOYMENT.** An Account will continue to be credited with Earnings Credits in accordance with Article IV until it is paid in full to the Participant or Beneficiary.

ARTICLE VIII

DISTRIBUTIONS AFTER DEATH

8.1 **SURVIVOR BENEFITS.**

8.1.1 <u>Survivor Benefits – General</u>. If a Participant dies prior to the full distribution of his/her Account, his/her Beneficiary will be entitled to a survivor benefit under the Plan. The survivor benefit will consist of a single lump-sum payment in an amount equal to the total balance (or total remaining balance) in the Account. The survivor benefit will be paid on or as soon as administratively practicable after the Administrator determines that a death benefit is payable under the Plan – that is, the date the Administrator is provided with the documentation reasonably necessary to establish the fact of death of the Participant and the identity and entitlement of the Beneficiary.

8.1.2 <u>Special Rule if Death Occurs During Installment Payout</u>. Notwithstanding any contrary provision, if the Participant dies while he/she is receiving installments under Section 7.2.2(a), such installments will continue to his/her Beneficiary over the same period such benefits would have been paid to the Participant. However, the Administrator may, in its sole discretion, elect to pay the survivor benefit in a single lump sum payment in an amount equal to the remaining balance in the Account in full satisfaction of the benefit otherwise payable under the Plan.

8.2 **BENEFICIARY DESIGNATION.**

8.2.1 <u>General Rule</u>. A Participant may designate any person (natural or otherwise, including a trust) as his/her Beneficiary to receive any balance remaining in his/her Account when he/she dies, and may change or revoke a designation previously made without the consent of any Beneficiary.

8.2.2 <u>Special Requirements for Married Participants</u>. If a Participant has a Spouse at the time of death, such Spouse will be his/her Beneficiary unless the Spouse has consented in writing to the designation of a different Beneficiary. Consent of a Spouse will be deemed to have been obtained if it is established to the satisfaction of the Administrator that such consent cannot be obtained because the Spouse cannot be located. A consent by a Spouse will be effective only with respect to such Spouse, and cannot be revoked. A Beneficiary designation that has received spousal consent cannot be changed without spousal consent.

A Beneficiary designation will be automatically revoked upon marriage (other than common law marriage) of a Participant unless the new Spouse was designated as Beneficiary. Further, if a Spouse is designated as Beneficiary, such designation will be automatically revoked upon the divorce of the Participant and former Spouse.

8.2.3 <u>Form and Method of Designation</u>. A Beneficiary designation must be made on such form and in accordance with such rules as may be prescribed for this purpose by the Administrator. A Beneficiary designation will be effective (and will revoke all prior designations) if it is received by the Administrator (or if sent by mail, the post-mark of the mailing is) prior to the date of death of the Participant. The Administrator may rely on the latest Beneficiary designation on file (or if an effective designation is not on file may direct that payment be made pursuant to the default provision of the Plan) and will not be liable to any person making claim for such payment under a subsequently filed designation or for any other reason.

8.2.4   Default Designation. If a Beneficiary designation is not on file, or if a Beneficiary designation is revoked by divorce or otherwise and a new designation is not on file at death, or if no designated Beneficiary survives the Participant, the Beneficiary will be the estate of the Participant.

8.3   **SUCCESSOR BENEFICIARY.**   If the primary Beneficiary dies prior to complete distribution of the benefits under Section 8.1.2, the remaining Account balance will be paid to the contingent Beneficiary elected by the Participant in the form of a lump sum payable as soon as administratively practicable after the primary Beneficiary's death is established. If there is no surviving contingent Beneficiary, the lump sum will be paid to the estate of the primary Beneficiary.


ARTICLE IX

CONTRACTUAL OBLIGATIONS AND FUNDING


9.1   **CONTRACTUAL OBLIGATIONS.**

9.1.1   Obligations of Employer. The Plan creates a contractual obligation on the part of the Company and each Participating Affiliate to provide benefits as set forth in the Plan with respect to:

(a)   Participants who are employed with the Company or that Participating Affiliate;

(b)   Participants who were employed with the Company or that Participating Affiliate prior to Termination of Employment; and

(c)   Beneficiaries of the Participants described in (a) and (b).

A Participating Affiliate is not responsible for (and has no contractual obligation with respect to) benefits payable to a Participant who is or was employed with the Company or another Participating Affiliate. If a Participant is employed with two or more employers (the Company and a Participating Affiliate, or two or more Participating Affiliates, etc.), either concurrently or at different times, each will be responsible for the benefit attributable to Elective Deferral Credits and Company Matching Credits made while the Participant was employed with that employer, adjusted for Earnings Credits.

9.1.2   Guarantee by Company. The Company will guarantee and assume secondary liability for the contractual commitment of each Participating Affiliate under Section 9.1.1.

9.2   **OBLIGATIONS UPON OCCURRENCE OF A FUNDING EVENT.** The Company will establish a "rabbi" trust to fund benefits payable under the Plan. However, neither the Company nor any Participating Affiliate will have any obligation to fund such trust except upon the occurrence of a Funding Event; and such trust may be revocable at any time prior to a Funding Event. Upon the occurrence of a Funding Event, the Company and each Participating Affiliate will be obligated to immediately deposit into the trust an amount equal to the current balance of the Accounts of all Participants with respect to which it has a contractual obligation under Section 9.1.1.

ARTICLE X

AMENDMENT AND TERMINATION OF PLAN

The Company may amend or terminate the Plan at any time and for any reason; provided that, during the twenty-four (24) months immediately following a Change in Control, the amendment or termination of the Plan will require the written consent of a majority of the Participants who would be affected by such amendment or termination of the Plan. In no event may an amendment or termination of the Plan reduce the balance or the vested portion of the balance of the Account of any Participant or Beneficiary.

If the Company terminates the Plan, the date of such termination will be treated as a Termination of Employment for the purpose of calculating benefits and the Company will pay to each Participant the benefits such Participant would be entitled to receive under Article VII except that such termination benefits will be paid in a single lump sum payable on the last day of the month following the month in which termination of the Plan occurs.

ARTICLE XI

ADMINISTRATION/CLAIMS PROCEDURES

11.1 **ADMINISTRATION.**

11.1.1 <u>Administrator</u>. The Company is the Administrator of the Plan with authority to control and manage the operation and administration of the Plan and make all decisions and determinations incident thereto. Action on behalf of the Company as Administrator may be taken by any of the following:

> (a) Its Board of Directors (or a committee thereof).
>
> (b) Its Chief Executive Officer.
>
> (c) Its Benefit Plans Committee.
>
> (d) Any individual, committee, or entity to whom responsibility for the operation and administration of the Plan is allocated to by action of one of the above.

11.1.2 <u>Third-Party Service Providers.</u> The Administrator may from time to time contract with or appoint a recordkeeper or other third-party service provider for the Plan. Any such recordkeeper or other third-party service provider will serve in a nondiscretionary capacity and will act in accordance with directions given and/or procedures established by the Administrator.

11.1.3 <u>Rules of Procedure</u>. The Administrator may establish, adopt or revise such rules and regulations as it may deem necessary or advisable for the administration of the Plan.

11.2   **CLAIMS PROCEDURE**

11.2.1   Claims Procedure. If a Participant or Beneficiary does not feel as if he/she has received full payment of the benefit due such person under the Plan, the Participant or Beneficiary may file a written claim with the Administrator setting forth the nature of the benefit claimed, the amount thereof, and the basis for claiming entitlement to such benefit. The Administrator will determine the validity of the claim and communicate a decision to the claimant promptly and, in any event, not later than ninety (90) days after the date of the claim. The claim may be deemed by the claimant to have been denied for purposes of further review described below in the event a decision is not furnished to the claimant within such ninety (90) day period. If additional information is necessary to make a determination on a claim, the claimant will be advised of the need for such additional information within forty-five (45) days after the date of the claim. The claimant will have up to one hundred and eighty (180) days to supplement the claim information, and the claimant will be advised of the decision on the claim within forty-five (45) days after the earlier of the date the supplemental information is supplied or the end of the one hundred and eighty (180) day period.

A claim for benefits which is denied will be denied by written notice setting forth in a manner calculated to be understood by the claimant:

(a)   The specific reason or reasons for the denial;

(b)   A specific reference to any provisions of the Plan (including any internal rules, guidelines, protocols, criteria, etc.) on which the denial is based;

(c)   A description of any additional material or information that is necessary to process the claim; and

(d)   An explanation of the procedure for further reviewing the denial of the claim (including applicable time limits and a statement of the claimant's right to bring a civil action under ERISA Section 502(a) following an adverse determination on review).

11.2.2   Review Procedures. Within sixty (60) days after the receipt of a denial on a claim, a claimant or his/her authorized representative may file a written request for review of such denial. Such review will be undertaken by the Administrator and will be a full and fair review. The claimant will have the right to review all pertinent documents. The Administrator will issue a decision not later than sixty (60) days after receipt of a request for review from a claimant unless special circumstances, such as the need to hold a hearing, require a longer period of time, in which case a decision will be rendered as soon as possible but not later than one hundred and twenty (120) days after receipt of the claimant's request for review. The decision on review will be in writing and will include specific reasons for the decision written in a manner calculated to be understood by the claimant with specific reference to any provisions of the Plan on which the decision is based.

11.2.3   Arbitration. Any claim, dispute or other matter in question of any kind relating to this Plan which is not resolved by the claims procedures will be settled by arbitration in accordance with the employment dispute resolution rules of the American Arbitration Association. Notice of demand for arbitration will be made in writing to the opposing party and to the American Arbitration Association within a reasonable time after the claim, dispute or other matter in question has arisen. In no event will a demand for arbitration be made after the date when the applicable statute of limitations would bar the institution of a legal or equitable proceeding based on such claim, dispute or other matter in question. The decision of the arbitrator(s) will be final and may be enforced in any court of competent jurisdiction.

The arbitrator(s) may award reasonable fees and expenses to the prevailing party in any dispute hereunder and will award reasonable fees and expenses in the event that the arbitrator(s) find that the losing party acted in bad faith or with intent to harass, hinder or delay the prevailing party in the exercise of its rights in connection with the matter under dispute.

11.3   **INDEMNIFICATION.** The Company and the Participating Affiliates jointly and severally agree to indemnify and hold harmless, to the extent permitted by law, each director, officer, and employee against any and all liabilities, losses, costs, or expenses (including legal fees) of whatsoever kind and nature that may be imposed on, incurred by, or asserted against such person at any time by reason of such person's services in the administration of the Plan, but only if such person did not act dishonestly, or in bad faith, or in willful violation of the law or regulations under which such liability, loss, cost, or expense arises.

11.4   **EXERCISE OF AUTHORITY.** The Administrator and any person who has authority with respect to the management, administration or investment of the Plan may exercise that authority in its/his/her full discretion. This discretionary authority includes, but is not limited to, the authority to make any and all factual determinations and interpret all terms and provisions of this document (or any other document established for use in the administration of the Plan) relevant to the issue under consideration. The exercise of authority will be binding upon all persons; and it is intended that the exercise of authority be given deference in all courts of law to the greatest extent allowed under law, and that it not be overturned or set aside by any court of law unless found to be arbitrary and capricious, or made in bad faith.

11.5   **TELEPHONIC OR ELECTRONIC NOTICES AND TRANSACTIONS.** Any notice that is required to be given under the Plan to a Participant or Beneficiary, and any action that can be taken under the Plan by a Participant or Beneficiary (including enrollments, changes in deferral percentages, loans, withdrawals, distributions, investment changes, consents, etc.), may be by means of voice response or other electronic system to the extent so authorized by the Administrator.

ARTICLE XII

MISCELLANEOUS

12.1   **NONASSIGNABILITY.** Neither the rights of, nor benefits payable to, a Participant or Beneficiary under the Plan may be alienated, assigned, transferred, pledged or hypothecated by any person, at any time, or to any person whatsoever. Such interest and benefits will be exempt from the claims of creditors or other claimants of the Participant or Beneficiary and from all orders, decrees, levies, garnishments or executions to the fullest extent allowed by law.

12.2   **WITHHOLDING.** A Participant must make appropriate arrangements with the Company or Participating Affiliate for satisfaction of any federal, state or local income tax withholding requirements and Social Security or other employee tax requirements applicable to the payment of benefits under the Plan. If no other arrangements are made, the Company or Participating Affiliate may provide, at its discretion, for such withholding and tax payments as may be required, including, without limitation, by the reduction of other amounts payable to the Participant.

12.3 **SUCCESSORS OF THE COMPANY.** The rights and obligations of the Company under the Plan will inure to the benefit of, and will be binding upon, the successors and assigns of the Company.

12.4 **EMPLOYMENT NOT GUARANTEED.** Nothing contained in the Plan nor any action taken hereunder will be construed as a contract of employment or as giving any Participant any right to continued employment with the Company.

12.5 **GENDER, SINGULAR AND PLURAL.** All pronouns and any variations thereof will be deemed to refer to the masculine, feminine, or neuter, as the identity of the person or persons may require. As the context may require, the singular may be read as the plural and the plural as the singular.

12.6 **CAPTIONS.** The captions of the articles, paragraphs and sections of this document are for convenience only and will not control or affect the meaning or construction of any of its provisions.

12.7 **VALIDITY.** In the event any provision of the Plan is held invalid, void or unenforceable, the same will not affect, in any respect whatsoever, the validity of any other provisions of the Plan.

12.8 **WAIVER OF BREACH.** The waiver by the Company of any breach of any provision of the Plan will not operate or be construed as a waiver of any subsequent breach by that Participant or any other Participant.

12.9 **NOTICE.** Any notice or filing required or permitted to be given to the Company or the Participant under this Agreement will be sufficient if in writing and hand-delivered, or sent by registered or certified mail, in the case of the Company, to the principal office of the Company, directed to the attention of the Administrator, and in the case of the Participant, to the last known address of the Participant indicated on the employment records of the Company. Such notice will be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification. Notices to the Company may be permitted by electronic communication according to specifications established by the Administrator.

IN WITNESS WHEREOF, the Company has caused this Plan to be executed this 20th day of August, 2001.

Archer Daniels Midland Company,
a Delaware corporation

By_____

Title_____

EXHIBIT 5.1

August 20, 2001

Board of Directors
Archer-Daniels-Midland Company
4666 Faries Parkway
Decatur, Illinois 62526

Re: Archer-Daniels-Midland Company Registration Statement on Form S-8

Ladies and Gentlemen:

I am the General Counsel of Archer-Daniels-Midland Company, a Delaware corporation (the "Company"), and have acted as counsel to the Company in connection with the filing under the Securities Act of 1933, as amended, of a Registration Statement on Form S-8, dated the date hereof (the "Registration Statement"), relating to the Company's Deferred Compensation Plan for Selected Management Employees (the "Plan") and the issuance under the Plan of deferred compensation obligations (the "Obligations"), which represent the obligation of the Company to pay deferred compensation and other amounts credited to accounts established under the Plan in the future in accordance with the Plan. In that capacity, I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents and corporate records relating to the Obligations as I have deemed necessary or appropriate in connection with this opinion, including the Company's Restated Certificate of Incorporation, as amended, its Bylaws, as amended, the Plan, and the Registration Statement. I have also reviewed such matters of law as I have deemed necessary for this opinion. Accordingly, based upon the foregoing, I am of the opinion that:

1. The Company is duly and validly organized and existing and in good standing under the laws of the State of Delaware.

2. All necessary corporate action has been taken by the Company to adopt the Plan, and the Plan is a validly existing plan of the Company.

3. When issued by the Company in the manner provided in the Plan, the Obligations will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject as to enforcement to (i) bankruptcy, insolvency, reorganization, arrangement or other laws of general applicability relating to or affecting creditors' rights, and (ii) general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

I consent to the filing of this opinion as an exhibit to the Registration Statement. I also consent to the reference to me under the caption "Interests of Named Experts and Counsel" contained in the Registration Statement.

Very truly yours,

/s/ David J. Smith
David J. Smith
Vice President, Secretary and General Counsel

EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 for the registration of $3,000,000 of deferred compensation obligations of Archer-Daniels-Midland Company pursuant to the Deferred Compensation Plan for Selected Management Employees of Archer-Daniels-Midland Company of our report dated July 28, 2000 with respect to the consolidated financial statements of Archer-Daniels-Midland Company incorporated by reference in its Annual Report on Form 10-K for the year ended June 30, 2000 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri
August 15, 2001

EXHIBIT 24

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.

/s/ Dwayne O. Andreas
Dwayne O. Andreas

24

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.

/s/ G. Allen. Andreas
G. Allen. Andreas

24-1

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.

/s/ John R. Block
John R. Block

24-2

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.

/s/ Richard R. Burt
Richard R. Burt

24-3

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.

/s/ Mollie Hale Carter
Mollie Hale Carter

24-4

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.

/s/ Herman de Boon
Herman de Boon

24-5

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.


/s/ F. Ross Johnson
F. Ross Johnson


24-6

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.

/s/ David J. Mimran
David J. Mimran

24-7

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.

/s/ M. Brian Mulroney
M. Brian Mulroney

24-8

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.


/s/ Robert S. Strauss
Robert S. Strauss



24-9


ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.

/s/ J. K. Vanier
J. K. Vanier

24-10

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.

/s O. G. Webb /
O. G. Webb

24-11

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director and/or Officer

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and/or officer of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint G. ALLEN ANDREAS, DOUGLAS J. SCHMALZ and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director and/or officer of said Company to a Registration Statement or Registration Statements, on Form S-8 or other applicable form, and all amendments, including post-effective amendments, thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., in connection with the registration under the Securities Act of 1933, as amended, of deferred compensation obligations of said Company and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand on this 3rd day of May, 2001.


/s/ Andrew Young
Andrew Young


24-12